Filed by Microsemi Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: PMC-Sierra Inc.
Commission File No:  000-19084

Power Matters PMC - Sierra Welcome Meeting Microsemi Corporation December 2015 © 2015 Microsemi Corporation. TM

Power Matters .™ ▪ This presentation contains projections or other forward - looking statements regarding future events or the future financial performance of Microsemi Corporation. ▪ We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We refer you to all of the documents that the company filed with the Securities and Exchange Commission. Please pay special attention to the Company ’s most recent Form 10 - K and subsequent Form 10 - Qs. ▪ These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward - looking statements. Disclaimer 2

Power Matters .™ Agenda Welcome & Introductions James J. Peterson, Microsemi , Chairman of the Board & CEO Microsemi Company Overview Paul Pickle, Microsemi, President & COO Acquisition Overview/Integration Overiew & Calendar Steven Litchfield, Microsemi, EVP & Chief Strategy Officer Question & Answers Microsemi Team

Power Matters .™ About Microsemi Corporation ( Nasdaq : MSCC) ▪ Global provider of semiconductor solutions for applications focused on delivering power, reliability, security and performance. ▪ High - value, high end market segments: – Communications – Defense & Security – Aerospace – Industrial ▪ FY 2015 revenue: $1.25 billion 4 Corporate headquarters in Aliso Viejo, CA

Power Matters .™ World Class Management Team Steven G. Litchfield Chief Strategy Officer and Executive Vice President 14 Years at Microsemi James J. Peterson Chairman of the Board and Chief Executive Officer 15 Years at Microsemi John W. Hohener Chief Financial Officer and Executive Vice President 10 Years at Microsemi Paul H. Pickle President and Chief Operating Officer 15 Years at Microsemi David Goren Senior Vice President – Business Affairs, Legal, Compliance 9 Years at Microsemi Rick C. Goerner Senior Vice President – World Wide Sales 4 Years at Microsemi Jim M. Aralis Chief Technology Officer at Microsemi 9 Years at Microsemi Robert C. Adams Vice President – Corporate Development 8 Years at Microsemi

Power Matters .™ Strengthening Financial Results (Non - GAAP, $MM ) GAAP Info located in applicable SEC Filings Operating Income EBITDA Net Sales Gross Profit 6 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 FY10 FY11 FY12 FY13 FY14 FY15 $0 $100 $200 $300 $400 $500 $600 $700 $800 FY10 FY11 FY12 FY13 FY14 FY15 $0 $50 $100 $150 $200 $250 $300 $350 FY10 FY11 FY12 FY13 FY14 FY15 $0 $50 $100 $150 $200 $250 $300 $350 $400 FY10 FY11 FY12 FY13 FY14 FY15

Power Matters .™ Diversified End Markets 7 Based on FQ4 2015 revenue Wireless Backhaul Base Station Routing & Switching Networking Access & CPE Wireless Terminal Fiber Optic Backhaul Communications 38% of Revenue Defense & Security 26% of Revenue Aerospace 16% of Revenue Industrial 20% of Revenue Military Communication Military Aircraft Unmanned Vehicle Information Assurance Security Scanners Anti - Tamper Commercial Air Engine Control Avionics Actuation Space Power Delivery Payload Electronics Launch Systems Industrial Control Medical Devices Energy Automotive SEMI Cap Equipment Machine to Machine

Power Matters .™ Microsemi Growth Model Targeted acquisitions to expand Microsemi a pplication footprint Organic growth through innovation and leading - edge products 8

Power Matters .™ New Technologies & Products 9 Based on FY revenues 2015 2010

Power Matters .™ Going To Market – The Solution Engagement FPGA RF & Mixed - Signal Discrete Systems Timing Cisco Lockheed Siemens Aerospace Communications Industrial Defense & Security Leverage FOCUS VERTICAL MARKETS MARKET MAKER ACCOUNTS APPS SOLUTIONS HORIZONTAL PRODUCT TECHNOLOGIES 10

Power Matters .™ Communications Application Focus Line drivers, Voice, Clocks , PoE, Midspans . Wi - Fi RF (Res . GTWY ) Voice, FPGA & SoC, PoE, Clock and Timing, Packet Timing, Fiber Optic Mod Drivers Grandmaster Clocks, Sync Servers, Midspans FPGA & SoC, FTD GM, Packet Timing, Jade, Emerald, PoE , Midspans, Wi - Fi RF, Tanzanite Wireless Infrastructure Small cells and Microwave backhaul Wireline Infrastructure Enterprise and OTN Communications Systems Connected Home & Office Residential gateways, WLAN 11

Differentiated Mainstream FPGA


SmartFusion2
SoC FPGA
Microsemi
IGLOO2
FPGA
Microsemi

Low Power

- 1/10th static power
- Reduce total power by ~30-50%

Security & Reliability

- SEU immune FPGA configuration
- Highly secure: suitable for anti-cloning and authentication applications
- Extended temperature support (125C Junction)

Lowest Total Cost of Ownership

- More resources on smaller devices
- Smallest form factors

System Solutions

- IEEE1588
- Carrier Ethernet OAM
- Superior technology capabilities (timing, PoE, RF)
- Secure Boot

Microsemi
Power Matters.™ 12

Power Matters Financials

Power Matters .™ $453 $518 $836 $1,013 $976 $1,138 $1,246 $95 $130 $241 $263 $248 $283 $350 $0 $300 $600 $900 $1,200 $1,500 FY09 FY10 FY11 FY12 FY13 FY14 FY15 Revenue Adjusted EBITDA Microsemi Acquisitions Communications, Timing & Synchronization Defense Systems Business Power Products Business $MM Distinguished Record Integrating Acquisitions

Power Matters .™ ▪ Microsemi is committed to continue to use free cash flow for deleveraging and maintaining a minimum of a “BB” corporate rating Source: Company filings. ($MM, FYE 9/30) Strong Cash Generation ( Microsemi Standalone ) (1) Historical Debt / LTM EBITDA (Microsemi Standalone) 2.5x 1.6x 3.4x 2.8x 3.5x 2.2x 3.0x 1.0x 2.0x 3.0x 4.0x 5.0x Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 Debt / LTM EBITDA Strong Cash Flow With History of Repayment $67 $94 $92 $121 $122 $128 $168 $225 $0 $100 $200 $300 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FCF ($MM) (1) Free Cash Flow ( FCF ) defined as Operating Cash Flow minus Capital Expenditures

Power Matters Transaction Overview & Rationale

MSCC + PMCS = A World Class Platform

- Expands Microsemi's portfolio of high-performance mixed-signal solutions
- Complements optical and switching portfolios, and accelerates existing data center growth effort
- Immediate opportunity to increase content with improved solution sell and go-to-market strategy
- Increases Microsemi's scale, EBITDA (>$600 million) and EPS

	Microsemi	+	PMC [2]	=	Pro Forma LTM (with synergies) [1]
Revenue	$1,246		$528		**$1,774**
Gross Margin	57%		71%		**~60%**
Operating Margin	25%		17%		**~30%**
EBITDA	$350		$115		**$609**

($MM)

Note: Historical financials based on Company filings. LTM figures as of 9/30/15. Gross/operating margin and EBITDA based non-GAAP measures.

Note: EBITDA calculated as non-GAAP operating income plus depreciation.

(1) EBITDA pro forma for Vitesse synergies, PMC standalone July 2015 restructuring and $100 million of transaction-related synergies.

(2) For reconciliation between GAAP and non-GAAP financials, please refer to the quarterly summary published under the Financial Reports tab of the Investor Relations page of the PMCS website

Microsemi
Power Matters.™

Power Matters .™ Strategic Compelling Transaction Significant diversification of end - markets and clients, with immediate earnings accretion Augments industry leading profitability profile $ 100+ million in total cost synergies in first full year, with $75 million in annual operating savings realized in the first full quarter of combined operations Accelerates data center penetration and adds exposure to cloud storage and hyperscale computing Transformative to communications business; solidifies position in networking, routing and switching and newly acquired Ethernet and storage assets Differentiated technology portfolio with significant barriers to entry and defensible margin structure Strategically Compelling Significant Value Creation

Power Matters .™ $980 $1,200 $275 $310 $380 $1,340 $1,900 2014 2017 Data Center Storage System Enterprise SSD Controller PMC: Multi - Billion Dollar Franchise Storage Opportunity Carrier Opportunity $550 $560 $290 $475 $120 $90 $960 $1,125 2014 2017 PON & Mobile Backhaul OTN SONET / SDH Growth Drivers Growth Drivers Driver Full Potential Annual Incremental Rev. Opportunity Cloud Data Center Flash Controller 12G SAS Share Gain 2016 H2 ‘17 H2 ‘ 16 $60 - $80M $100 - $150M $70 - $90M Driver Full Potential Annual Incremental Rev. Opportunity OTN H2 ‘17 $100 - $150M Source: Company presentations.

Power Matters .™ Focus on Key Growth Opportunities Source: Company websites, Investor Presentations and earnings call transcripts. 2014 2017 ▪ Combination will significantly increase current SAM (+33%) ▪ PMC’s fast - growing end markets will result in a combined SAM growing at 7% through 2017 $3 $7 $2 $6 $ 8Bn S AM $10Bn S AM 7% CAGR Large Combined Market Opportunity PMC Sierra Microsemi Cloud Storage Comms Aerospace

Power Matters .™ Aerospace Mobile Diversified End Market Mix Defense & Security Aerospace Mobile Industrial LTM Revenue: $1,774MM LTM Revenue: $1,246MM Comms 36% Defense & Security 27% Industrial 22% Aerospace 15% Comms 34% Aerospace & Defense 30% Storage 21% Industrial 15% Note: LTM as of 9/30/15 . Note: Pro forma Comms includes PMC Optical and Mobile Infrastructure revenues.

Power Matters .™ Diversified Customers & Strong End Markets Optimized Systems Power Timing RF, Microwave & MM Wave OTN Processors Mobile Processors Controllers & Switches Aerospace & Defense Storage Industrial FPGA Communications

Power Matters .™ 49% 41% 40% 39% 39% 38% 35% 33% 31% 30% 29% 28% 28% 28% 27% 27% 25% 24% 23% 23% 21% 21% 20% 19% 17% 17% 16% 15% N.M. * * * * * * Top 10 Analog / Mixed - Signal Company ($ in billions) Source: Company filings, Company press releases, Capital IQ and FactSet estimates as of 11/18/15. * Avago financials pro forma for acquisition of Broadcom and include $750M announced synergies; NXP financials pro forma for acquisition of Freescale and include $200M announced synergies; Dialog financials pro forma for acquisition of Atmel and include $150M announced synergies; Microchip financials pro forma for acquisition of Micrel; M/A - COM financials pro forma for divestiture of automotive business. MaxLinear financials pro forma for acquisition of Entropic. Note: PMC, Intersil and Power Integrations projected EBITDA calculated as non - GAAP operating income plus depreciation. Combined EBITDA includes syn ergies from both PMC and Vitesse . $ 15.5 $ 13.0 $10.3 $6.5 $3.5 $3.4 CY 2015E Revenue * * * * * * CY 2015E EBITDA Margin $2.6 $2.3 $2.2 $1.8 $1.6 $1.4 $1.3 $1.2 $0.8 $0.7 $0.7 $0.6 $0.5 $0.5 $0.5 $0.4 $0.4 $0.3 $0.3 $0.3 $0.2 $0.2 $0.1 A B C A B C

Power Matters .™ Expected Synergies ▪ Base synergies of $100 million – $100 million from incremental cost savings as result of combination – Proven track record of execution Cost Synergies Revenue Synergies COGS: • Optimized procurement costs w volumes • Reduced assembly / test costs • Consolidated wafer / backend processes R&D: ▪ Realigned resources and elimination of redundant spend ▪ Expanded and complementary IP portfolio: I nnovative solutions w minimal incremental costs ▪ Enhanced technological know - how SG&A: ▪ Corporate OH and public company expense ▪ Consolidated global efforts & solution sell ▪ Increased relevance to distribution partners ▪ Consolidation of overlapping facilities ▪ Sophisticated/streamlined business processes ▪ Leverage sales channels and relationships with best performing products ▪ Greenfield opportunities in cloud storage ▪ Consolidated communication roadmaps drive synergies with target customers

Power Matters .™ Pro - Forma Revenue ($ MM, FYE 9/30 ) (1) PMC financials adjusted to Microsemi’s 9/30 fiscal year end. PMC (1) MSCC Combined $554 $511 $516 $528 FY12 FY13 FY14 FY15 $1,013 $976 $1,138 $1,246 FY12 FY13 FY14 FY15 $1,567 $1,487 $1,654 $1,774 FY12 FY13 FY14 FY15

Power Matters .™ Transaction Timetable Key Events December 2015 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 Key Events ► Exchange offer filing Before December 23 rd , 2015 ► Close Transaction Mid - End January 2016 ► Regulatory Approval Early January 2016 ► Integration Planning Between Now & January End January 2016 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

Power Matters Thank you

Power Matters .™ ▪ This document relates to a pending business combination transaction between Microsemi and PMC. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Microsemi will file a registration statement on Form S - 4 related to the transaction with the SEC and may file amendments thereto. Microsemi and a wholly - owned subsidiary of Microsemi will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. PMC will file a recommendation statement on Schedule 14D - 9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D - 9 or any other document which PMC or Microsemi may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D - 9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction. Additional Information and Where to Find It © 2012 Microsemi Corporation. CONFIDENTIAL 28